

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 4, 2011

<u>VIA U.S. MAIL AND FAX (360) 828-0705</u>
Mr. James D. Miller
Vice President – Finance, Treasurer and Secretary
Barrett Business Services Inc.
8100 N.E. Parkway Drive
Suite 200
Vancouver, Washington 98662

     **Re: Barrett Business Services Inc.
          Form 8-K filed March 17, 2011, as Amended
          File No. 0-21886**

Dear Mr. Miller:

      We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

            Sincerely,

            /s/ Larry Spirgel
            Assistant Director